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                                                                      EXHIBIT 8

[KPMG LETTERHEAD]

January 12, 2000



Board of Directors
Community National Bank of Pasco County
6930 Gall Blvd.
Zephrhills, FL


Ladies and Gentlemen:

You have requested the opinion of KPMG LLP (KPMG) regarding certain federal income tax consequences of the proposed merger of Community National Bank of Pasco County, ("Community National Bank") with and into Community Interim National Bank of Pasco County, ("CINB"), a wholly owned subsidiary of Centerstate Banks of Florida, Inc. ("CBF"), for stock of CBF (the "Merger"). Specifically, you have requested us to opine that the form and substance of the Merger will constitute a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D)(1) and to opine on certain federal income tax consequences to CBF, CINB, Community National Bank, and the shareholders of Community National Bank resulting from the Merger.

SCOPE OF THE OPINION


You have submitted for our consideration certain facts and representations as to the Merger, which are specifically described below, and a copy of the Agreement to Merge among CBF, CINB, and Community National Bank dated as of December 10, 1999 (the "Agreement"). Capitalized terms not otherwise defined herein are intended to have the same meaning as used in the Agreement. Our opinion is based upon the FACTS AND REPRESENTATIONS set forth in this letter, as well as the information contained in the Agreement. If any fact or representation is not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinion. We have not reviewed all the legal documents necessary to effectuate the steps to be undertaken and we assume that all steps will be effectuated under state and federal law and will be consistent with the Agreement submitted to us.


The opinion contained herein is rendered only with respect to the enumerated holdings set forth herein under the heading OPINION, and KPMG expresses no opinion with respect to any other legal, federal, state, or local tax aspect of the Merger.

This opinion is not binding upon the Internal Revenue Service, any tax authority or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court. In rendering our opinion, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, which are


--------
(1) All section references are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder, unless otherwise indicated.




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[LETTERHEAD KPMG]
Community National Bank of Pasco County
January 12, 2000
Page 2


subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes, which can be retroactive in effect, could also have an effect on the validity of our opinion. We assume no duty to inform you of any changes in our opinion due to changes in law and changes in facts that occur subsequent to the issuance of this letter.

FACTS AND REPRESENTATIONS


Community National Bank is a national banking association located at 6930 Gall Boulevard, City of Zephyrhills, County of Pasco, in the State of Florida, with a capital of $7,834,175, consisting of (i) 2,434,175 shares of common stock divided into 486,835 shares of common stock, each of $5.00 par value, (ii) surplus of $2,557,000, and (iii) undivided profits of $2,843,000 as of September 30, 1999.


CBF is a Florida Corporation, which has been organized for purposes of serving as a bank holding company for Community National Bank and other banks.


CINB is to be located at 6930 Gall Boulevard, Zephyrhills, Florida 33541-2513, with a capital of $100,000, divided into 1,000 shares of common stock, each of $100 par value, surplus of $20,000, and no undivided profits.


CBF, CINB, and Community National Bank represent to KPMG that the following transactions will be undertaken for valid corporate business purposes:


I. Community National Bank will merge with and into CINB under the charter of Community National Bank, pursuant to 12 U.S.C.ss.215a of the National Bank Act (as previously defined, the "Merger"). Pursuant to the Merger, the separate existence of Community National Bank shall cease and CINB shall be the Surviving Bank. The Surviving Bank shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a banking association organized under the laws of the United States and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations. All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all chooses in action, all and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Bank without further act or deed.


II. At the Effective Time, by virtue of the Merger, each issued and outstanding share of Community National Bank Common Stock (other than shares as to which dissenters' rights have been perfected) will be converted into 2.02 shares of CBF Common Stock, subject to adjustment as specified in Section 2.1 of the Agreement. If options to acquire Community National Bank Common Stock which are exercisable at the date


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[LETTERHEAD KPMG]
Community National Bank of Pasco County
January 12, 2000
Page 3


         of the Agreement, or become exercisable prior to Closing, are exercised prior to the Closing, the shares of Community National Bank Common Stock issued on such exercise will be converted to the right to receive shares of CBF at the Closing.

III. In lieu of issuing fractional shares of CBF Common Stock, holders of Community National Bank Common Stock entitled to a fractional share of CBF Common Stock as a result of the above exchange ratio will receive an amount in cash as provided in Section 2.3 of the Agreement.

IV. Holders of Community National Bank Common Stock that take such steps as are necessary to dissent to the Merger and that are entitled to payment for their shares will be paid the value of such shares pursuant to the Dissent Provisions of the National Bank Act.

The following additional representations have been made to KPMG by CBF and Community National Bank in connection with the Merger. It is expressly understood and agreed that KPMG has not independently verified the completeness and accuracy of any of the following representations and that KPMG is relying on these representations in rendering the opinions contained herein.

1. The fair market value of the CBF Common Stock and cash, if any, received by each Community National Bank shareholder pursuant to the Merger will be approximately equal to the fair market value of Community National Bank Common Stock surrendered in the Merger.

2. Community National Bank has not made any distributions to its stockholders or redeemed any of its stock prior to, and in connection with, the Merger.

3. CINB will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Community National Bank immediately prior to the transaction. For purposes of this representation, amounts paid by Community National Bank to dissenters, amounts paid by Community National Bank to shareholders who receive cash or other property, Community National Bank assets used to pay its reorganization expenses and all redemptions and distributions (except for regular, normal dividends) made by Community National Bank immediately preceding the transfer, will be included as assets of Community National Bank held immediately prior to the transaction.

4. Prior to the transaction, CBF will be in control of CINB within the meaning of Section 368(c).

5. Following the transaction, CINB will not issue additional shares of its stock that would result in CBF losing control of CINB within the meaning of Section 368(c).
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[LETTERHEAD KPMG]
Community National Bank of Pasco County
January 12, 2000
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6.       Neither CBF nor a person related to CBF (nor any person acting on behalf of, as agent for, or as a nominee of CBF or a person related to
         CBF) has a plan or intention to reacquire any of CBF Common Stock issued in the Merger. For this purpose, a related person is as defined in Section 1.368-1(e)(3) of the Treasury Regulations.

7. CBF has no plan or intention to liquidate CINB; to merge CINB with and into another corporation; to sell or otherwise dispose of the stock of CINB; or to cause CINB to sell or otherwise dispose of any of the assets of Community National Bank acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C).

8. The liabilities of Community National Bank assumed by CINB and the liabilities, if any, to which the transferred assets of Community National Bank are subject were incurred by Community National Bank in the ordinary course of its business.

9. Following the Merger, CINB will continue the historic business of Community National Bank or use a significant portion of Community National Bank historic business assets in its business.

10. CBF, CINB, Community National Bank, and the shareholders of Community National Bank will pay their respective expenses, if any, incurred in connection with the Merger.

11. There is no intercorporate indebtedness existing between CBF and Community National Bank or between CINB and Community National Bank that was issued, acquired, or will be settled at a discount.

12. No two parties to the Merger are investment companies as defined in Sections 368(a)(2)(F)(iii) and (iv).

13. Community National Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

14. The fair market value of the assets of Community National Bank transferred to CINB will equal or exceed the sum of the liabilities assumed by CINB plus the amount of liabilities, if any, to which the transferred assets are subject.

15.      No stock of CINB will be issued in the transaction.

16. The payment of cash in lieu of fractional shares of CBF Common Stock is solely for the purpose of avoiding the expense and inconvenience to CBF of issuing fractional shares and does not represent separately bargained-for consideration. The total cash that will be paid in the Merger to the Community National Bank shareholders instead of issuing fractional shares of CBF Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the Community National Bank shareholders in exchange for their shares of




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[LETTERHEAD KPMG]
Community National Bank of Pasco County
January 12, 2000
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         Community National Bank Common Stock. The fractional share interests of each Community National Bank shareholder will be aggregated, and no Community National Bank shareholder will receive cash in an amount equal to or greater than the value of one full share of CBF Common Stock.

17. None of the compensation received by any shareholder-employees of Community National Bank will be separate consideration for, or allocable to, any of their shares of Community National Bank Common Stock. None of the shares of CBF Common Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

OPINIONS


Based solely upon consummation of the transaction in accordance with the Agreement and the above FACTS AND REPRESENTATIONS, and subject to the above SCOPE OF THE OPINION, it is the opinion of KPMG that:



1. The acquisition by CINB of all of the assets of Community National Bank solely in exchange for CBF Common Stock and the assumption by CINB of the liabilities of Community National Bank plus the liabilities to which Community National Bank assets may be subject, will qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D). Community National Bank, CBF, and CINB will each be a party to reorganization within the meaning of Section 368(b).


2. No gain or loss will be recognized by Community National Bank on the transfer of substantially all of its assets to CINB in the Merger in exchange for CBF Common Stock and the assumption by CINB of the liabilities of Community National Bank plus the liabilities to which Community National Bank assets may be subject. Sections 361(a) and 357(a).

3. No gain or loss will be recognized by either CBF or CINB upon the acquisition by CINB of all of the assets of Community National Bank in the Merger in exchange for CBF Common Stock and the assumption by CINB of the liabilities of Community National Bank plus the liabilities to which Community National Bank assets may be subject. Sections 1032(a); Reg. Section 1.1032-2.

4. The basis of the assets of Community National Bank received by CINB in the Merger will be the same in the hands of CINB as the basis of such assets in the hands of Community National Bank immediately prior to the Merger. Section 362(b).



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[LETTERHEAD KPMG]
Community National Bank of Pasco County
January 12, 2000
Page 6



5. The holding period of the assets of Community National Bank received by CINB in the Merger will, in each instance, include the period during which such assets were held by Community National Bank immediately prior to the Merger.

         Section 1223(2).

6. No gain or loss will be recognized by a shareholder of Community National Bank upon the receipt of solely CBF Common Stock (including any fractional share interest to which the shareholder may be entitled) in exchange for shares of Community National Bank Common Stock in the Merger. Section 354(a)(1).

7. The basis of the CBF Common Stock received by a shareholder of Community National Bank (including any fractional share interest to which the shareholder may be entitled) will equal the basis of the Community National Bank Common Stock surrendered in exchange therefor.
         Section 358(a)(1).

8. The holding period of the CBF Common Stock received by a shareholder of Community National Bank (including any fractional share interest to which the shareholder may be entitled) will include the holding period of Community National Bank Common Stock surrendered in exchange therefor, provided the Community National Bank Common Stock was held by the shareholder as a capital asset on the date of the Merger. Section 1223(1).

9. The payment of cash to Community National Bank shareholders in lieu of fractional share interests of CBF Common Stock will be treated as if the fractional shares were distributed as part of the Merger and then were redeemed by CBF. These cash payments should be treated as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116.

10. Where a Community National Bank shareholder exercises statutory dissenters' rights and receives cash for all of his or her Community National Bank Common Stock, such cash will be treated as having been received by the shareholder as a distribution in redemption of his or her stock subject to the provisions and limitations of Section 302.

11. The tax attributes of Community National Bank enumerated in Section 381(c) will be taken into account by CBF and CINB following the Merger.
         Section 381(a)(2). These tax attributes will, however, be subject to the provisions and limitations of Sections 381, 382, 383, and 384 and the regulations thereunder.

                                     /s/   KPMG